UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

ALJ REGIONAL HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

001627108

(CUSIP Number)

Jess M. Ravich

c/o ALJ Regional Holdings, Inc.
244 Madison Avenue, PMB #358
New York, NY 10016
Telephone:  (212) 883-0083

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2018

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001627108
1	NAME OF REPORTING PERSONS Jess M. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,191,266
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,191,266
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,191,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based upon 37,921,116 shares of the Issuer’s common stock issued and outstanding as of the date hereof.

Explanatory Note: The Reporting Person is filing this Amendment No. 1 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on October 26, 2017 (the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration
The information in this Item 3 is amended and restated as follows:
“The Shares reported herein as being beneficially owned by Ravich was purchased using personal funds.
On February 20, 2018, Ravich purchased 300,000 Shares in open market transactions for an aggregate purchase price of $676,320 at an average price per Share of $2.2544.”
Item 4.	Purpose of Transaction
The information in this Item 4 is amended and restated as follows:
“This Schedule 13D is being filed because the number of Shares beneficially owned by Ravich, including options vesting within the immediately following 60 days, totaled 5% or greater ownership interest in the Issuer as of October 26, 2017. On such date, Ravich acquired a restricted stock grant of Shares as compensation for services as Executive Chairman of the Issuer.
On February 20, 2018, Ravich purchased 300,000 Shares in open market transactions for an aggregate purchase price of $676,320 at an average price per Share of $2.2544.
The information supplied in this Schedule 13D is provided as of February 23, 2018.
Except as set forth in this Item 4, the reporting person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.”

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 23, 2018

By:	/s/ Jess M. Ravich
Name: Jess M. Ravich